

April 22, 2014

Via E-mail
James M. Askew
Chief Executive and Chief Financial Officer
Texas South Energy, Inc.
3 Riverway, Suite 800
Houston, Texas 77056

Re: **Texas South Energy, Inc.**
Form 10-K for the Fiscal Year Ended October 31, 2013
Filed February 13, 2014
Form 10-K/A for the Fiscal Year Ended October 31, 2013
Filed April 17, 2014
File No. 333-171064

Dear Mr. Askew:

We have reviewed your response letter dated April 16, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated in comment 2 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended October 31, 2013 filed April 17, 2014

Report of Independent Registered Public Accounting Firm, page 9

1. We note from your response to our prior comment and your amended Form 10-K that you have revised the independent auditors report of LBB & Associates, to disclose that you did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders' deficit and cash flows for the year then ended and for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage. Those financial statements were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the

Company's ability to continue as a going concern. However, we note that you have made changes to the audit report of M&K CPAS, PLLC dated February 12, 2013 to refer to the audit of the balance sheet as of October 13, 2013 and the related financial statements for the year then ended. Your revised disclosure on this report also indicates the audit firm did not audit the financial statements for the period from March 15, 2010 to October 31, 2012. In light of the fact that this audit report should refer to the audit of the financial statements for the years ended October 31, 2012 and 2011, as originally disclosed in your Form 10-K filed on February 13, 2014, please revise this audit report to reference the appropriate financial statements. Your report of M&K CPAS, PLLC dated February 12, 2013 should be consistent with the one included in your initial Form 10-K for the year ended October 13, 2013 filed on February 13, 2014. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief